United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of October 2001

Commission File Number 000-27663

SATYAM INFOWAY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Second Floor, Tidel Park
No. 4, Canal Bank Road, Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [    ] No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

ITEM 5. OTHER EVENTS.
SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1

ITEM 5. OTHER EVENTS.

     On October 17, 2001, Satyam Infoway announced its U.S. GAAP financial statements for the fiscal quarter ended September 30, 2001. A copy of the related press release is attached as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: October 17, 2001	SATYAM INFOWAY LIMITED

	By:	/s/ T.R. Santhanakrishnan

Name: T.R. Santhanakrishnan Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated October 17, 2001.